Exhibit 3.1

FORM OF

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BLUEGREEN VACATIONS CORPORATION

The present name of the corporation is Bluegreen Vacations Corporation (the “Corporation”). The Corporation was redomiciled from a Massachusetts corporation to a Florida corporation on March 10, 2014, at which time the Corporation, which at that time was named Bluegreen Corporation, filed its Articles of Incorporation with the Florida Department of State. The Corporation’s Articles of Incorporation were subsequently amended on by the filing of Articles of Amendment on September 25, 2017, pursuant to which the Corporation’s name was changed to Bluegreen Vacations Corporation, and October 16, 2017.

Contemporaneously with the filing and effectiveness hereof, the Corporation is effecting a split of its 100 shares of common stock outstanding immediately prior to the filing and effectiveness hereof into a total of 70,997,732 shares of common stock (the “Stock Split”).

These Amended and Restated Articles of Incorporation, which restate and further amend the Corporation’s Articles of Incorporation, as previously amended, and the Stock Split were duly approved and adopted by the Corporation’s Board of Directors and sole shareholder (by written consent given with respect to all of its shares, which shares were sufficient for approval) in accordance with the applicable provisions of the Florida Business Corporation Act, including Sections 607.1003, 607.1007 and 607.10025 thereof.

The Amended and Restated Articles of Incorporation of the Corporation are as follows:

ARTICLE I

NAME AND ADDRESS

The name of the Corporation is Bluegreen Vacations Corporation. The address of the principal office and the mailing address of the Corporation is 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431.

ARTICLE II

PURPOSE

The purpose for which the Corporation is organized is the transaction of any and all lawful business for which a corporation may be incorporated under the Florida Business Corporation Act, as the same may from time to time be amended.

ARTICLE III

TERM OF EXISTENCE

The Corporation shall have perpetual existence unless sooner dissolved in accordance with the laws of the State of Florida.

ARTICLE IV

CAPITAL STOCK

Section 1. Authorized Shares

The Corporation is authorized to have outstanding 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The Board of Directors is authorized to divide the preferred stock into, and approve the Corporation’s issuance of, one or more series of preferred stock having the relative rights, preferences and limitations as may from time to time be determined by the Board of Directors. Without limiting the foregoing, the Board of Directors is expressly authorized to fix and determine, with respect to each series of preferred stock designated by the Board of Directors: (i) the number of shares which shall constitute the series and the designation of such shares; (ii) the rate and the time at which dividends on that series shall be paid and whether, and the extent to which, such dividends shall be cumulative or noncumulative; (iii) the right of the holders of the series to vote; (iv) the preferential rights of the holders upon liquidation or distribution of the assets of the Corporation; (v) the terms upon which the holders of any series may convert their shares into any other class or series of stock; and (vi) the terms and conditions upon which the series may be redeemed, and the terms and amount of any sinking fund or purchase fund for the purchase or redemption of that series.

Section 2. Voting Rights

Except as otherwise expressly provided by these Amended and Restated Articles of Incorporation, or any amendment hereto, or as required by applicable law, the holders of common stock shall be entitled to one vote per share on any matter submitted to a vote of the shareholders, including the election of directors.  There shall not be cumulative voting on the election of directors.

Section 3. Dividends and Distributions

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock shall be entitled to share equally, on a per share basis, in any dividend or distribution of funds legally available if the Board of Directors, in its discretion, determines to declare and cause the Corporation to pay dividends or distributions, and then, only at the times and in the amounts that the Board of Directors may determine.

Section 4. No Preemptive Rights or Similar Rights

Shares of common stock are not entitled to preemptive rights and are not subject to conversion, redemption or sinking fund provisions.  Any one or more series of preferred stock will have only such preemptive, conversion or similar rights, if any, designated for such series by the Board of Directors pursuant to Section 1 of this Article IV.

Section 5. Rights Upon Liquidation or Dissolution

Upon dissolution, liquidation or winding up of the Corporation, the assets legally available for distribution to shareholders will be distributable ratably among the holders of common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

ARTICLE V

REGISTERED OFFICE AND AGENT

The street address of the registered office of the Corporation is 1201 Hays Street, Tallahassee, Florida 32301, and the name of the registered agent of the Corporation at that address is Corporation Service Company.

ARTICLE VI

INDEMNIFICATION

The Corporation shall indemnify any current or former officer, director, employee or agent of the Corporation, or any person who is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, in each case, to the fullest extent permitted by applicable law. The foregoing right of indemnification shall not be exclusive of any other rights which any officer, director, employee, agent or other person may be entitled as a matter of law or which he may be lawfully granted, including pursuant to any contract or agreement.

ARTICLE VII

AMENDMENTS TO BYLAWS AND

ARTICLES OF INCORPORATION

The power to alter, amend or repeal the Corporation’s Bylaws shall be vested in each of the Board of Directors and the shareholders of the Corporation, subject to any restrictions under Florida law or expressly set forth in the Bylaws.

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Amended and Restated Articles of Incorporation, or in any amendment hereto, or to add any provision to these Amended and Restated Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by Florida law, and all rights conferred upon shareholders, directors, officers and other persons in these Amended and Restated Articles of Incorporation, or in any amendment hereto, are subject to this reservation.